Hotchkis and Wiley Funds
725 S. Figueroa Street, 39th Floor
Los Angeles, CA 90017-5439

Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

March 25, 2009

VIA EMAIL

Mr. Brick Barrientos
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Hotchkis and Wiley Funds (the “Trust”)
File Nos.:  333-68740 and 811-10487

Dear Mr. Barrientos:

This letter is in response to your oral comments and suggestions provided to the Trust on March 3, 2009, regarding the Trust’s Post-Effective Amendment No. 15 to its Registration Statement relating to the Hotchkis and Wiley High Yield Fund (the “Fund”), filed on Form N-1A on January 15, 2009.

For your convenience, the Staff of the Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface immediately followed by the Fund’s responses.  In connection with this response to the Staff’s comments, the Trust, on behalf of the Fund, hereby states the following:

(1)
The Fund acknowledges that in connection with the comments made by the Staff of the SEC on the Form N-1A registration statement, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are responsible for the content of such disclosure;

(2)	The Fund acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)
The Fund represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the Commission or any person.

Mr. Brick Barrientos
Securities and Exchange Commission
March 25, 2009

Class A and C Prospectus

1.
With respect to the High Yield Fund’s investment objective on page 1 of the Prospectus, the phrase “consistent with preservation of capital” may not be consistent with "high yield" funds and the strategy to be employed.  Please consider removing or revising this language.

Response:  We have revised the Fund’s investment objective to read:  “seeks high current income combined with the opportunity for capital appreciation to maximize total return.”

2.
With respect to the paragraph titled, “Interest Rate Risk” on page 1 of the Prospectus, the sentence, “Fixed income securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations,” “volatility” is not consistent with the Fund’s stated goal of “preservation of capital.”

Response:  We deleted the reference to “preservation of capital” from the investment objective.

3.
With respect to the paragraph titled, “High Yield Risk” on page 2 of the Prospectus, the sentence, “While offering a greater potential opportunity for capital appreciation and higher yields, high yield securities typically entail greater potential price volatility and may be less liquid than higher-rated securities,” “volatility” again is not consistent with the Fund’s stated goal of “preservation of capital.”

Response:  We deleted the reference to “preservation of capital” from the investment objective.

4.
With respect to the section titled “Securities Selection” on page 4 of the Prospectus, please consider moving the section up higher in the Item 2 disclosure to where principal Fund strategies are disclosed.

Response:  We moved the section titled “Securities Selection” in the Item 2 disclosure.

5.
Please provide the completed fees and expenses table, related footnotes, and example to the SEC examiner prior to filing the response letter with the SEC.  Please ensure that the footnotes to the fees and expenses table correspond to the correct line item in the table.  Please conform the line item descriptions in the Shareholder Fees section of the table to those presented in Form N-1A for this section (e.g., “Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)”).

Response: A copy of the fees and expenses table, related footnotes, and example was sent to the SEC examiner via email on March 17, 2009.

Mr. Brick Barrientos
Securities and Exchange Commission
March 25, 2009

6.
With respect to the section titled, “Reduction or Waiver of Deferred Sales Charge Applicable to Class A and Class C Shares,” on page 11 of the Prospectus, please provide the complete listing of waivers and reductions available.

Response:  We included a complete listing of available waivers and reductions.

7.	With respect to the section titled, “Portfolio Manager,” on page 18 of the Prospectus, please disclose the portfolio manager’s length of service as the Fund’s portfolio manager.

Response: We included a sentence that “Mr. Kennedy has been the Fund’s portfolio manager since its inception.”

Class I Prospectus

8.
Please provide the completed fees and expenses table, related footnotes, and example to the SEC examiner prior to filing the response letter with the SEC.  Please ensure that the footnotes to the fees and expenses table correspond to the correct line item in the table.  Please conform the line item descriptions in the Shareholder Fees section of the table to those presented in Form N-1A for this section (e.g., “Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)”).

Response: A copy of the fees and expenses table, related footnotes, and example was sent to the SEC examiner via email on March 17, 2009.

Statement of Additional Information (“SAI”)

9.	On the front cover, please consider incorporating the Funds’ semi-annual report to shareholders by reference into the SAI.

Response: The front cover now indicates that the semi-annual report is incorporated by reference into the SAI, as required by Rule 3-18(c) of Regulation S-X.

10.	With respect to the section titled, “Portfolio Managers” on pages 22 and 23, please disclose any other accounts managed individually by each team member of the portfolio management team.

Response:  We have now listed the portfolio managers’ names in the table though as a team they are responsible for management of each of the other accounts, and not individually.

Mr. Brick Barrientos
Securities and Exchange Commission
March 25, 2009

11.	With respect to the section titled, “Portfolio Managers” on page 23, please disclose whether portfolio managers’ salaries are a fixed base salary.

Response: We included in the disclosure that portfolio managers’ salaries are a fixed base salary.

If you have any questions regarding the enclosed, please do not hesitate to contact Jeanine M. Bajczyk, Esq., at (414) 765-6609.

Very truly yours,

/s/  Anna Marie Lopez

Anna Marie Lopez
President
Hotchkis and Wiley Funds